Exhibit 99.1

SUZANO S.A.

Publicy Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

Pursuant to Securities and Exchange Commission of Brazil (“CVM”) Instruction No. 481/2009, the Company makes available to its shareholders the synthetic voting map of the Extraordinary Shareholders’ Meeting to be held on August 23, 2019, at 9:30 am, at its headquarters located at Avenida Professor Magalhães Neto, 1752, Salvador/BA, CEP 41810-012, sent by the bookkeeper. It should be noted that, according to the information contained in the absentee ballot, irregular votes will be disregarded, in other words those that are crossed-out, not filled and/or related to resolutions that the shareholder does not have the right to vote. The remaining votes delivered in other matters shall be considered (the ballot was not completely disregarded, but only irregular voting).

		Resolutions / Questions regarding	Number of votes
No.	Resolution	the ASM	Approve	Reject	Abstain	Total
1	Approval of the amendment to Paragraph Two of Article 25 of the Company’s Bylaws to reflect, clearly and objectively, the possibility of a mixed composition of the Statutory Audit Committee, by members that integrates or not the Board of Directors of the Company, in accordance with Article 31-C of CVM Instruction No. 408, of May 14, 1999.	Simple Resolution	215,690,937	121,013,517	0	336,704,454
2	Approval of the consolidation of the Company’s Bylaws to reflect the amendment to the Paragraph Two of Clause 25 of the Company’s Bylaws, subject to the resolution described in Item (1) above.	Simple Resolution	215,690,937	121,013,517	0	336,704,454
3	If this Extraordinary Shareholders Meeting is held on second call, can the voting instructions in this Ballot be considered for that Meeting as well?	Simple Question	325,425,627	11,278,827	0	336,704,454